                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     TELESYSTEM INTERNATIONAL WIRELESS INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                 Subordinated Voting Shares, without par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   879946309
--------------------------------------------------------------------------------
                                 (CUSIP number)

                        Highfields Capital Management LP
                         Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7570
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 July 19, 2001
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                       (Continued on the following pages)

                              (Page 1 of 20 Pages)

________________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                      PAGE 2 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields Capital Management LP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,143,055 (891,039 upon conversion of the Units and
                          252,016 upon conversion of the ESDs.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,143,055 (891,039 upon conversion of the Units and
                          252,016 upon conversion of the ESDs.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,143,055 (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.86%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                      PAGE 3 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields GP LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,143,055 (891,039 upon conversion of the Units and
                          252,016 upon conversion of the ESDs.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,143,055 (891,039 upon conversion of the Units and
                          252,016 upon conversion of the ESDs.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,143,055 (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.86%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                      PAGE 4 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathon S. Jacobson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,143,055 (891,039 upon conversion of the Units and
                          252,016 upon conversion of the ESDs.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,143,055 (891,039 upon conversion of the Units and
                          252,016 upon conversion of the ESDs.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,143,055 (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.86%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                      PAGE 5 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard L. Grubman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,143,055 (891,039 upon conversion of the Units and
                          252,016 upon conversion of the ESDs.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,143,055 (891,039 upon conversion of the Units and
                          252,016 upon conversion of the ESDs.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,143,055 (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.86%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                      PAGE 6 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields Capital Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            817,339 (637,234 upon conversion of the Units and
                          180,105 upon conversion of the ESDs.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             817,339 (637,234 upon conversion of the Units and
                          180,105 upon conversion of the ESDs.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      817,339 (637,234 upon conversion of the Units and 180,105 upon conversion of the ESDs.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.01% (calculated assuming only Highfields Capital Ltd. converted its Units and ESDs.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                      PAGE 7 OF 20 PAGES
-----------------------                                  ---------------------

ITEM 1.      SECURITY AND ISSUER.
             -------------------

     The securities to which this statement relates are the Subordinate Voting Shares, without par value (the "Shares"), of Telesystem International Wireless Inc., a company incorporated under the laws of Canada (the "Company"). The principal executive offices of the Company are located at 1000 de la Gauchetiere Street West, 16th Floor, Montreal, Quebec, H3B 4W5. The beneficial ownership of Shares by the Reporting Persons (as hereinafter defined) results from the Reporting Persons' ownership of Units and ESDs (each as defined below). One Unit is currently convertible into 0.2 Shares and each Cdn $1000 principal amount of ESDs is convertible into 9.18528421 Shares by the holder thereof upon maturity of the ESDs on February 15, 2002.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

     (a), (b) and (c) This statement is being filed by the following persons:
Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management"), Highfields GP LLC, a Delaware limited liability company ("Highfields GP"), Jonathon S. Jacobson, Richard L. Grubman and Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. ("Highfields Ltd."). Highfields Capital Management, Highfields GP, Highfields Ltd., Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Highfields."

     Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds:
Highfields Ltd., Highfields Capital I LP, a Delaware limited partnership ("Highfields I") and Highfields Capital II LP, a Delaware limited partnership, ("Highfields II" and, together with Highfields Ltd. and Highfields I, the "Funds"). The business address and principal executive offices of Highfields Capital Management are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

     Highfields GP is the General Partner of Highfields Capital Management. Highfields GP's principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

     Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                      PAGE 8 OF 20 PAGES
-----------------------                                  ---------------------

     The address for Highfields Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, North Church Street, P.O. Box 896, George Town, Grand Cayman, Cayman Islands B.W.I.

     The Shares to which this Schedule 13D relates are owned directly by the Funds.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

     The aggregate purchase price of the 81,916 Shares owned by Highfields I by virtue of its ownership of 409,582 Units was $2,084,185, inclusive of brokerage commissions.

     The aggregate purchase price of the 23,174 Shares owned by Highfields I by virtue of its ownership of Cdn $2,523,000 principal amount of ESDs was $553,392, inclusive of accrued interest.

     The aggregate purchase price of the 171,889 Shares owned by Highfields II by virtue of its ownerships of 859,447 Units was $4,372,537, inclusive of brokerage commissions.

     The aggregate purchase price of the 48,737 Shares owned by Highfields II by virtue of its ownership of Cdn $5,306,000 principal amount of ESDs was $1,163,771, inclusive of accrued interest.

     The aggregate purchase price of the 637,234 Shares owned by Highfields Ltd. by virtue of its ownership of 3,186,170 Units was $16,211,087, inclusive of brokerage commissions.

     The aggregate purchase price of the 180,105 Shares owned by Highfields Ltd. by virtue of its ownership of Cdn $19,608,000 principal amount of ESDs was $4,300,691, inclusive of accrued interest.

     Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Units and ESDs, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.    PURPOSE OF TRANSACTION.
           ----------------------

    The Shares into which the Units and the ESDs may be converted that are reported in this filing were purchased and held in the ordinary course of business and for investment purposes only on behalf

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                      PAGE 9 OF 20 PAGES
-----------------------                                  ---------------------

of the Funds, over which Highfields Capital Management has sole discretionary investment and voting power.

    Based on a review of publicly available information (the "Publicly Available Information"), including, without limitation, the Press Release, a Schedule 13E-4F filed with the SEC on November 29, 2001, a Form F-80 filed with the SEC on December 11, 2001, as amended, and Schedules 13D and 13G filed by participants in the Restructuring on December 10, 2001, December 11, 2001 and December 18, 2001, Highfields believes that the Restructuring is not in the best interests of the Company's securityholders, including holders of Units and ESDs. In particular, Highfields believes that the Restructuring and its constituent elements are oppressive and prejudicial to, and unfairly disregard the rights and interests of, Highfields and other independent holders of Units and ESDs, and confers upon certain insiders collateral benefits not available to others.

    On a number of occasions since November 29, 2001, representatives of Highfields have met with management of the Company in person or by telephone to indicate its opposition to the Restructuring. Furthermore, by letter dated December 20, 2001 (a copy of which is attached as an exhibit to this Schedule
13D), Highfields notified the Company of its belief that, based on its understanding of the Restructuring as described in the Publicly Available Information, the Restructuring (including certain prior transactions disclosed between the Company and certain of its affiliates and/or selected securities holders) conferred improper benefits upon certain insiders and management to the detriment of holders of the Units and ESDs, and materially reduced the value of Shares, Units and ESDs held by members of the public, including Highfields. In this letter, Highfields also expressed its concern regarding the coercive nature of certain elements of the Restructuring.

    By letter dated January 15, 2002, to the Company (a copy of which is attached as an exhibit to this Schedule 13D), Highfields expressed additional and further opposition to the Restructuring, and indicated that, in its opinion, the existing disclosure regarding the relationships and benefits of the Company's affiliates and certain insiders in connection with the Restructuring and the circumstances surrounding and the terms and provisions of the Company's convertible loan to ClearWave (the "ClearWave Loan") were not adequately disclosed in the Publicly Available Information. Highfields also informed the Company of its intention to immediately commence legal proceedings to enjoin aspects of the Restructuring.

    Also on January 16, 2002, Highfields delivered a letter (a copy of which is attached as an exhibit to this Schedule 13D) to Computershare Trust Company of Canada, in its capacity as Unit Agent under the certain Unit Indenture dated January 15, 2001 governing the ESDs.

    According to the Publicly Available Information, Highfields believes that the Company has structured the Restructuring in such a way, and has availed itself of certain Canadian statutory financial hardship exemptions, to avoid having to obtain any shareholder approval. Accordingly, since there will be no vote of shareholders, Unit holders and/or holders of ESDs with respect to the Restructuring, Highfields intends to oppose the proposed Restructuring

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 10 OF 20 PAGES
-----------------------                                  ---------------------

through all available means, and to that end is prepared to enforce and defend its rights as a holder of Units and ESDs to the fullest extent of the law, including, instituting legal proceedings in courts of law.

     In addition to the foregoing, Highfields may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, and Highfields reserves the right, subject to applicable law, (i) to hold its Shares (whether in the form of Units or ESDs or otherwise) as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares, Units and/or ESDs or otherwise), (ii) to acquire beneficial ownership of additional Units or ESDs in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, Units or ESDs, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Highfields' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares, Units and ESDs, an evaluation of the Company and its prospects (including ClearWave and its prospects), general market and economic conditions, conditions specifically affecting Highfields and other factors which Highfields may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares, Units and ESDs. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.
           --------------------------------

     (a) and (b) As of January 16, 2002, Highfields I, Highfields II and Highfields Ltd. owned beneficially 105,090, 220,626 and 817,339 Shares, respectively, representing approximately .67%, 1.40% and 5.01%, respectively, of the 15,509,695 Shares outstanding as reported in the Company's Publicly Available Information, including without limitation the Company's Schedule 13E-4F filed with the SEC on December 11, 2001. In accordance with the rules governing determination of beneficial ownership, these percentages have been calculated assuming that only the respective entity has converted its Units and ESDs to Shares.

     As of January 16, 2002, Highfields Capital Management in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 1,143,055 Shares owned beneficially by the Funds, representing approximately 6.86% of the 15,509,695 Shares outstanding as reported in the Publicly Available Information (assuming the conversion of all of the Units and ESDs held by Highfields).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 11 OF 20 PAGES
-----------------------                                  ---------------------

     As of January 16, 2002, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 1,143,055 Shares owned beneficially by Highfields Capital Management, representing approximately 6.86% of the 15,509,695 Shares outstanding as reported in the Publicly Available Information (assuming the conversion of all of the Units and ESDs held by Highfields).

     As of January 16, 2002, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 1,143,055 Shares owned beneficially by Highfields GP, representing approximately 6.86% of the 15,509,695 Shares outstanding as reported in the Publicly Available Information (assuming the conversion of all of the Units and ESDs held by Highfields).

     As of January 16, 2002, Mr. Jacobson , in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 1,143,055 Shares owned beneficially by Highfields GP, representing approximately 6.86% of the 15,509,695 Shares outstanding as reported in the Publicly Available Information (assuming the conversion of all of the Units and ESDs held by Highfields).

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A and Schedule B, respectively, hereto and incorporated herein by reference.

     (d)  None.

     (e)  Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          -----------------------------------

     Each of the Funds has entered into, and from time to time may enter into and unwind, cash settled equity swap or other similar derivative transactions with respect to Units. These arrangements do not and will not give the Reporting Persons voting or investment control over any underlying Units or Shares and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Units and Shares.

     In addition, as of January 16, 2002, Highfields I, Highfields II and Highfields Ltd, owned $288,627, $606,220 and $2,253,153, respectively, of the Company's 14% Senior Guaranteed Notes due December 30, 2003, which are not convertible into Shares.

     Except as set forth in Item 4 and in the immediately preceding paragraphs of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 12 OF 20 PAGES
-----------------------                                  ---------------------

or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

     The following documents are filed as exhibits to this Schedule 13D.

     Exhibit 99.1- Letter from Bennett Jones LLP, counsel to Highfields, to the
     ------------
Company dated December 20, 2001.

     Exhibit 99.2 - Letter from Goodwin Procter LLP, counsel to Highfields, to
     ------------
the Company, dated January 15, 2002.

     Exhibit 99.3 - Letter from Highfields to the Unit Agent dated January 16,
     ------------
2002.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 13 OF 20 PAGES
-----------------------                                  ---------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:    January 17, 2002        HIGHFIELDS CAPITAL MANAGEMENT LP
         ----------------

                                 By:  Highfields GP LLC, its General Partner

                                 /s/ KENNETH H. COLBURN
                                 ----------------------
                                         Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ----------------------------------------
                                         Name/Title


                                 HIGHFIELDS GP LLC

                                 /s/ KENNETH H. COLBURN
                                 ----------------------
                                         Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ----------------------------------------
                                         Name/Title


                                 JONATHON S. JACOBSON

                                 /s/ KENNETH H. COLBURN
                                 ----------------------
                                         Signature

                                 Kenneth H. Colburn, Attorney-in-fact
                                 ------------------------------------
                                         Name/Title


                                 RICHARD L. GRUBMAN

                                 /s/ KENNETH H. COLBURN
                                 ----------------------
                                         Signature

                                 Kenneth H. Colburn, Attorney-in-fact
                                 ------------------------------------
                                         Name/Title

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 14 OF 20 PAGES
-----------------------                                  ---------------------


                                 HIGHFIELDS CAPITAL LTD,

                                 By:  Highfields Capital Management LP, its
                                 Investment Manager and Attorney-in-fact

                                 By:  Highfields GP, LCC, its General Partner

                                 /s/ KENNETH H. COLBURN
                                 ----------------------
                                         Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ----------------------------------------
                                         Name/Title

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 15 OF 20 PAGES
-----------------------                                  ---------------------


                                   SCHEDULE A
                                   ----------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
              OF UNITS BY HIGHFIELDS I DURING THE PAST SIXTY DAYS

              None

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 16 OF 20 PAGES
-----------------------                                  ---------------------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
              OF UNITS BY HIGHFIELDS II DURING THE PAST SIXTY DAYS

              None

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 17 OF 20 PAGES
-----------------------                                  ---------------------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
             OF UNITS BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS


             None

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 18 OF 20 PAGES
-----------------------                                  ---------------------

                                   SCHEDULE B
                                   ----------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF ESDs
                   BY HIGHFIELDS I DURING THE PAST SIXTY DAYS


                                                               Price
                             Principal Amount of ESDs           Per
           Date              Purchased/(Sold)(Cdn$)(1)        ESD(Cdn$)(2)
           ----              -------------------------        ------------
           11/29/01                   275,000                  30.97
           11/29/01                    89,000                  30.00
           11/30/01                     8,000                  31.35
           12/4/01                    541,000                  33.00
           12/4/01                     11,000                  31.35
           12/4/01                  1,582,000                  33.00
           12/6/01                    671,000                  31.50
           12/18/01                   102,000                  29.68
           12/21/01                   117,000                  30.00
            1/8/02                     40,000                  29.84












___________________

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per ESD do not include accrued interest.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 19 OF 20 PAGES
-----------------------                                  ---------------------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF ESDs
                  BY HIGHFIELDS II DURING THE PAST SIXTY DAYS

                                                           Price
                             Principal Amount of ESDs       Per
           Date              Purchased/(Sold)(Cdn$)(1)    ESD(Cdn$)(2)
           ----              -------------------------    ------------
           11/29/01                 579,000                30.97
           11/29/01                 186,000                30.00
           11/30/01                  17,000                31.35
           12/4/01                1,133,000                33.00
           12/4/01                3,326,000                33.00
           12/4/01                   22,000                31.35
           12/6/01                1,410,000                31.50
           12/18/01                 215,000                29.68
           12/21/01                 245,000                30.00
            1/8/02                   88,000                29.84











___________________

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per ESD do not include accrued interest.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 879946309                                     PAGE 20 OF 20 PAGES
-----------------------                                  ---------------------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF ESDs
                 BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS

                                                                 Price
                                Principal Amount of ESDs          Per
            Date                Purchased/(Sold)(Cdn$)(1)       ESD(Cdn$)(2)
            ----                -------------------------       ------------
           11/29/01                    2,146,000                 30.97
           11/29/01                      689,000                 30.00
           11/30/01                       65,000                 31.35
           12/4/01                     4,172,000                 33.00
           12/4/01                    12,293,000                 33.00
           12/4/01                        83,000                 31.35
           12/6/01                     5,210,000                 31.50
           12/18/01                      794,000                 29.68
           12/21/01                      905,000                 30.00
            1/8/02                       323,000                 29.84







___________________

(1) All purchases/sales were effected through open market or privately negotiated transactions.

(2) Prices per ESD do not include accrued interest.